FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chief Executive Officer

Date: November 17, 2006

Exhibit 99.1

The9 Reports Third Quarter 2006 Unaudited Financial Results

Shanghai, China – November 16, 2006. The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced its unaudited financial results for the quarter ended September 30, 2006.

Third Quarter 2006 Financial Highlights:

–	Net revenues for the third quarter of 2006 decreased by 9% quarter-over-quarter and increased by 26% year-over-year to RMB233.4 million (US$29.5 million).

–	Net revenues attributable to the operations of Blizzard Entertainment®’s World of Warcraft® (“WoW”)(1), which included revenues from game playing time, merchandise and installation package sales, were RMB230.2 million (US$29.1 million) in the third quarter of 2006, a 10% decrease from the previous quarter.

–	Net income for the third quarter of 2006 was RMB64.3 million (US$8.1 million), a 24% decrease from RMB84.3 million (US$10.7 million) in the second quarter of 2006. Excluding financial subsidy of RMB11.2 million (US$1.4 million) received from the Chinese local government in the second quarter of 2006, net income for the third quarter of 2006 decreased by 12% sequentially from the previous quarter.

–	EBITDA (non-GAAP) was RMB105.4 million (US$13.3 million) in the third quarter of 2006, compared with EBITDA (non-GAAP) of RMB124.7 million (US$15.8 million) in the second quarter of 2006, a decrease of 16%.

–	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) were RMB2.61 (US$0.33) for the third quarter of 2006 compared with RMB3.42 (US$0.43) for the second quarter of 2006. Fully diluted EBITDA (non-GAAP) per share were RMB4.28 (US$0.54) for the third quarter of 2006 compared with RMB5.06 (US$0.64) for the second quarter of 2006.

(1)	World of Warcraft and Blizzard Entertainment are trademarks or registered trademarks of Blizzard Entertainment, Inc. in the U.S. and/or other countries.

Management Comments:

Commenting on the third quarter 2006 results, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited, said, “As communicated in August, the third quarter is a transitional quarter. Several important milestones were achieved in the third quarter for our operation of Blizzard Entertainment®’s World of Warcraft® game in China, including merging of servers, launching content upgrade patch and adding new server site to pave the way for future growth. In the third quarter, WoW game attained peak and average concurrent users of approximately 595,000 and 280,000, respectively, in mainland China. Subsequent to the quarter end with the launch of the seventh server site, we have achieved peak concurrent users of over 660,000 for the WoW game. As of September 30, 2006, over 5.9 million paid accounts have been activated(2).

With respect to new games, we are on schedule to launch open beta testing for the Guild Wars® game in China before year-end. This is a milestone towards achieving our strategy of operating various diversified and high-caliber games in China through our strong operation platform. I am very confident in The9’s solid game pipeline and execution capabilities which will lead to our future success.”

Hannah Lee, Vice President and Chief Financial Officer, commented, “We consider the third quarter of 2006 as our preparation quarter for Blizzard Entertainment®’s World of Warcraft® during which we have not only merged servers to improve utilization but also upgraded server hardware and built the seventh server site for the anticipated demand from players. Our work in the third quarter has proven to be fruitful, with strong response from players to our new server site and the new content introduced in early October 2006. As usual, we will continue to demonstrate our strong operations ability in the future with planned launches of several high-caliber games in our portfolio.”

Discussion of The9’s Unaudited Third Quarter 2006 Results

Revenues

For the third quarter of 2006, The9 reported total gross revenues of RMB245.8 million (US$31.1 million), a 9% decrease from RMB271.3 million (US$34.3 million) in the second quarter of 2006. Total net revenues were RMB233.4 million (US$29.5 million), a 9% decrease from RMB257.6 million (US$32.6 million) in the previous quarter.

Net revenues attributable to the operations of Blizzard Entertainment®’s World of Warcraft®, including game playing time, merchandise and installation package sales, were RMB230.2 million (US$29.1 million) in the third quarter of 2006, a 10% decrease from the previous quarter. For the third quarter of 2006, revenues from game playing time accounted for 99.4% of total net revenues attributable to the operation of WoW.

(2)	Activated paid accounts represent the number of CD Keys that we sold to customers and have been activated by customers to log-on to Blizzard Entertainment®’s World of Warcraft® game in China.

For the third quarter of 2006, online game services gross revenues were RMB241.2 million (US$30.5 million), decreased by 10% from RMB 269.3 (US$34.1 million) in the second quarter of 2006. The decrease in game services revenue was mainly due to server shut downs related to certain server merges, and the postponement of new content upgrade in China to ensure necessary infrastructure upgrades were in place.

For the third quarter of 2006, gross revenues from game operating support, website solutions and advertisement, were RMB2.7 million (US$0.3 million), a 204% increase from RMB0.9 million (US$0.1 million) in the previous quarter. The increase in such revenues was mainly due to certain technical support services rendered in the quarter.

Other gross revenues mainly included sales of Blizzard Entertainment®’s World of Warcraft® related merchandise and installation packages. For the third quarter of 2006, other gross revenues increased to RMB1.9 million (US$0.2 million) from RMB1.1 million (US$0.1 million) in the second quarter of 2006.

Gross Profit

Gross profit for the third quarter of 2006 decreased by 13% to RMB107.9 million (US$13.6 million) from RMB124.1 million (US$15.7 million) in the second quarter of 2006. Gross profit margin decreased to 46% for the third quarter of 2006 from 48% in the previous quarter. This decrease in gross profit margin was primarily because our net revenues declined in the third quarter while certain fixed costs, such as server depreciation, internet data center rentals and intangible assets amortization, did not decrease proportionally to the decrease in our net revenues.

Operating Expenses

For the third quarter of 2006, operating expenses decreased by 18% to RMB44.6 million (US$5.6 million) from RMB54.1 million (US$6.9 million) in the second quarter of 2006. The decrease was primarily because we adjusted our sales and marketing plan according to the delayed launch in China of new content for Blizzard Entertainment®’s World of Warcraft®, which was due to the need for infrastructure upgrades to support said content, lower professional fees due to the revised Sarbanes-Oxley compliance requirements, and better control of general and administrative expenditures.

Share-based compensation expenses, which were allocated to related expense categories, amounted to RMB4.5 million (US$0.6 million) in the third quarter of 2006 compared to RMB4.8 million (US$0.6 million) in the prior quarter.

Profit from Operations

As a result of the aforementioned factors, for the third quarter of 2006, profit from operations decreased by 10% to RMB63.3 million (US$8.0 million) from RMB70.0 million (US$8.9 million) in the second quarter of 2006.

Other Income (Expenses)

Other expenses for the third quarter of 2006 was RMB1.0 million (US$0.1 million) compared to other income of RMB10.8 million (US$1.4 million) in the second quarter of 2006. This was primarily because in the second quarter of 2006, we received financial subsidy from the Chinese local government which amounted to RMB11.2 million (US$1.4 million), whereas no similar financial subsidy was received in the third quarter of 2006.

Equity in Profit (Loss) of Affiliated Companies

For the third quarter of 2006, equity in loss from affiliated companies, net of taxes, amounted to RMB1.2 million (US$0.2 million), compared to equity in profit from affiliated companies of RMB0.4 million (US$0.05 million) for the second quarter of 2006. This was mainly because the two joint ventures to which we made investment in the third quarter of 2006 are both in pre-operation phase and are experiencing losses.

Net Income

For the third quarter of 2006, net income was RMB64.3 million (US$8.1 million), which included share-based compensation expenses of RMB4.5 million (US$0.6 million), decreasing 24% from RMB84.3 million (US$10.7 million), which included share-based compensation expenses of RMB4.8 million (US$0.6 million), in the second quarter of 2006. This was a result of the cumulative effect of the foregoing factors. Fully diluted earnings per share and per ADS for the third quarter of 2006 was RMB2.61 (US$0.33), compared to RMB3.42 (US$0.43) in the second quarter of 2006.

EBITDA (non-GAAP) is defined as earnings or loss, respectively, before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. For the third quarter of 2006, EBITDA (non-GAAP) was RMB105.4 million (US$13.3 million), compared to EBITDA (non-GAAP) of RMB124.7 million (US$15.8 million) for the previous quarter. Fully diluted EBITDA (non-GAAP) per share for the third quarter of 2006 was RMB4.28 (US$0.54) compared with RMB5.06 (US$0.64) for the previous quarter.

As of September 30, 2006, the Company’s total cash and cash equivalents balance was RMB761.9 million (US$96.4 million), compared to the total cash and cash equivalents of RMB657.8 million (US$83.2 million) as of June 30, 2006. The increase was mainly due to the proceeds received from the sales of prepaid cards, offset in part by prepaid royalty payments to the licensor relating to Blizzard Entertainment®’s World of Warcraft®’s China operations and the capital expenditures relating to the seventh server site for WoW game in the third quarter of 2006.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of September 29, 2006 (the last business day of third quarter 2006), which was RMB7.9040 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

EBITDA (non-GAAP) is defined as earnings and loss, respectively, before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. The Company believes its EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. EBITDA is not defined under GAAP, and our EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Recent Development

The9 today also announced that Ms. Nancy Zhou will resign as Vice President – Operations of the Company, effective November 17, 2006, to pursue other personal interests. Ms. Zhou joined The9 as Vice President – Operations in September 2005, and has been overseeing various aspects of The9’s game operations. “Nancy brought valuable experience in multi-product operations and project management to The9. In the past year, we have continued to attract outstanding personnel and to improve our systems to facilitate our future game product launches. I believe The9 will continue to break new grounds in the Chinese online game industry and we wish Nancy all the best in her future endeavors.” said Jun Zhu, The9’s Chairman and CEO.

Conference Call / Webcast Information

The9’s management team will host a conference call on Wednesday, November 15, 2006 at 8:00 PM, U.S. Eastern Time, corresponding with Thursday, November 16, 2006 at 9:00 AM Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “77700488.” In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086, password “77700488”. A replay of the call will be available through November 22, 2006. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “78251888”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q3 2006 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of Blizzard Entertainment®’s World of Warcraft®, MU® and Mystina Online® and its first proprietary MMORGP, “Joyful Journey West”, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada®, Soul of The Ultimate Nation®, Guild Wars®, and Hellgate: London®. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, “Fantasy Melody Online”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	September 30, 2005 RMB	June 30, 2006 RMB	September 30, 2006 RMB	September 30, 2006 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	190,369,969	269,297,417	241,164,777	30,511,738
Game operating support, website solutions and advertisement	886,274	877,805	2,671,945	338,050
Other revenues	3,251,232	1,118,881	1,917,314	242,575

	194,507,475	271,294,103	245,754,036	31,092,363

Sales Taxes	(9,668,918)	(13,678,907)	(12,367,467)	(1,564,710)

Net Revenues	184,838,557	257,615,196	233,386,569	29,527,653

Cost of Services	(92,269,316)	(133,494,332)	(125,522,051)	(15,880,826)

Gross Profit	92,569,241	124,120,864	107,864,518	13,646,827

Operating Expenses:
Product development	(2,943,205)	(8,949,190)	(7,749,225)	(980,418)
Sales and marketing	(21,732,114)	(18,866,530)	(11,699,467)	(1,480,196)
General and administrative	(17,498,567)	(26,331,381)	(25,112,296)	(3,177,163)

Total operating expenses:	(42,173,886)	(54,147,101)	(44,560,988)	(5,637,777)

Profit from operations	50,395,355	69,973,763	63,303,530	8,009,050
Interest income, net	2,576,425	2,424,839	2,479,258	313,671
Other income (expenses), net	(2,791,569)	10,826,408	(1,034,921)	(130,936)

Income before income tax benefit, minority interest and equity in profit (loss) of affiliated companies	50,180,211	83,225,010	64,747,867	8,191,785
Income tax benefit	1,421,498	670,935	794,368	100,502
Minority interests	(9,309,731)	—	—	—

Income before equity in profit (loss) of affiliated companies	42,291,978	83,895,945	65,542,235	8,292,287
Equity in profit (loss) of affiliated companies, net of taxes	(4,628,782)	370,749	(1,208,010)	(152,835)

Net Income	37,663,196	84,266,694	64,334,225	8,139,452

Other comprehensive income (loss):
Translation adjustments	(1,049,913)	(59,383)	—	—

Comprehensive Income	36,613,283	84,207,311	64,334,225	8,139,452

Earnings per share
- Basic	1.56	3.44	2.62	0.33

- Diluted	1.54	3.42	2.61	0.33

Weighted average shares outstanding
- Basic	24,189,655	24,495,701	24,508,974	24,508,974

- Diluted	24,404,593	24,640,329	24,615,761	24,615,761

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2005 RMB	September 30, 2006 RMB	September 30, 2006 US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	488,244,667	761,867,382	96,390,104
Accounts receivable	10,593,866	6,832,322	864,413
Due from related parties	12,395,125	13,222,944	1,672,943
Advances to suppliers	4,289,443	10,085,054	1,275,943
Deferred costs	24,075,214	31,541,728	3,990,603
Prepayments and other current assets	28,395,864	15,176,558	1,920,111
Prepaid royalties	42,995,946	43,601,240	5,516,351

Total current assets	610,990,125	882,327,228	111,630,468

Investments in affiliated companies	46,835,993	70,926,125	8,973,447
Property, equipment and software	231,436,683	234,553,704	29,675,317
Goodwill	30,199,751	30,199,751	3,820,819
Intangible assets	289,035,226	265,656,844	33,610,431
Long-term deposits	3,132,338	3,132,338	396,298
Deferred tax assets, non-current	2,104,464	4,375,554	553,587

Total Assets	1,213,734,580	1,491,171,544	188,660,367

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	15,948,674	9,319,020	1,179,026
Due to related parties	3,181,004	500,696	63,347
Other taxes payable	8,123,356	7,416,477	938,319
Advances from customers	61,651,267	128,743,462	16,288,393
Deferred revenue	76,514,940	103,213,218	13,058,352
Other payables and accruals	26,793,070	35,607,776	4,505,033
Acquisition related liability	79,537,653	—	—

Total current liabilities	271,749,964	284,800,649	36,032,470

Minority interests	—	—	—
Commitments and contingencies	—	—	—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,214,130 shares issued and outstanding as of December 31 2005, 24,530,734 issued and outstanding as of September 30 2006)	2,004,033	2,029,389	256,755
Additional paid-in capital	860,068,478	917,080,035	116,027,332
Statutory reserves	54,172	20,745,422	2,624,674
Accumulated other comprehensive income	59,346	—	—
Retained earnings	79,798,587	266,516,049	33,719,136

Total shareholders’ equity	941,984,616	1,206,370,895	152,627,897

Total liabilities and shareholders’ equity	1,213,734,580	1,491,171,544	188,660,367

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	September 30, 2005 RMB	June 30, 2006 RMB	September 30, 2006 RMB	September 30, 2006 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	37,663,196	84,266,694	64,334,225	8,139,452
Depreciation of fixed assets	12,653,810	17,947,284	18,513,748	2,342,326
Amortization of intangibles	9,232,897	23,152,240	23,306,626	2,948,713
Income tax benefit	(1,421,498)	(670,935)	(794,368)	(100,502)

EBITDA (Non-GAAP)	58,128,405	124,695,283	105,360,231	13,329,989

GAAP earnings per share
- Basic	1.56	3.44	2.62	0.33

- Diluted	1.54	3.42	2.61	0.33

Non-GAAP EBITDA per share
- Basic	2.40	5.09	4.30	0.54

- Diluted	2.38	5.06	4.28	0.54

Weighted average shares outstanding
- Basic	24,189,655	24,495,701	24,508,974	24,508,974

- Diluted	24,404,593	24,640,329	24,615,761	24,615,761